Schedule 13D
CUSIP No. 09141T 10 7	Page 1 of 4 Pages

EXHIBIT 4

Ravenswood Investment Company, L.P. 52 Vanderbilt Avenue New York New York 10017 212-986-4800
June 16, 2004

VIA FACSIMILE AND UPS NEXT DAY AIR

Robert E. Thrailkill
Chairman of the Board of Directors
Bishop Capital Corporation
716 College View Drive
Riverton, WY 82501

Dear Mr. Thrailkill:

We are in receipt of the letter from A. Thomas Tenenbaum, Esq. of Tenenbaum & Kreye, counsel to Bishop Capital Corporation (the "Company"), a copy of which is enclosed herewith as Annex A.

1.     In our letter to you dated May 14, 2004, Ravenswood Investment Company, LP ("Ravenswood") set forth its willingness to offer $1.25 per share in cash for each outstanding share of the Company, subject to the conditions set forth therein.  Ravenswood set forth the offer in terms of cash on a per share basis in order to make it clear to the Board of Directors of the Company that Ravenswood's offer was superior to the Company's proposed offer of (i) $1.00 per pre-split share to shareholders holding fractional shares following the Company's proposed reverse split and (ii) nothing to shareholders who would hold whole shares following the reverse split.

In order that our offer can be understood by the Company's Board of Directors and its advisors, we would like to clarify it.  Ravenswood hereby sets forth its willingness to offer $1,121,277.50 to purchase the Company (or $1.25 per share in cash for each of the 897,022 shares of the Company outstanding as of February 13, 2004, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2003).  Possibly, depending upon what due diligence might reveal, we may be willing offer more on a per share basis.  The proposed transaction could be structured as a sale of the company, a sale of substantially all of its assets, a merger, a tender offer or otherwise.  Our proposal, however, is once again conditioned upon satisfactory completion of due

Schedule 13D
CUSIP No. 09141T 10 7	Page 2 of 4 Pages

diligence, obtaining all necessary consents and approvals, including approval of the Board of Directors and shareholders, waiver of any anti-takeover provisions, and certain other customary conditions, including no material adverse change in the Company's business and confirmation that there are appropriate reserves for contingent liabilities.  We are prepared to enter into a confidentiality and exclusivity agreement and commence work immediately in order to satisfy the due diligence contingencies.  In addition, we are prepared to utilize our available working capital to complete the proposed transaction.

The consideration of $1,121,277.50 which equates to $1.25 on a per share basis represents a 25% premium to the amount offered to those shareholders who would otherwise be entitled to $1.00 per share under the Company's most recent proposed reverse split plan.  Our offer also would provide shareholders who would receive nothing under the Company's reverse stock split immediate liquidity and the immediate opportunity to maximize their investment in the Company.

2.     We believe the existence of an all cash offer to all shareholders at a price 25% greater than the amount offered only to those shareholders who would hold fractional shares after the proposed reverse split would be material to all shareholders in making their decision whether to vote for the proposed reverse split.  We also believe that shareholders would like to hear the reasons for the Board of Directors' failure to investigate this offer.

3.     A large portion of the Company's business consists of ownership interests in several real estate limited partnerships and a natural gas royalty interest.  We noticed, in the discussion of the fairness of the transaction in the Company's Schedule 14A Preliminary Proxy Statement Amendment No. 4 filed by the Company on June 15, 2004, with the Securities and Exchange Commission, the conspicuous absence of any discussion of a report, opinion or appraisal done with respect to the real estate assets underlying the Company's real estate limited partnerships or the assets underlying the natural gas royalty interest.  Have any reports, opinions or appraisals been performed with respect to any such assets?  If so, we believe that this information would be material to shareholders, especially, as we have previously noted, the great discrepancy between the cost of the Company's real estate on the books of the Company and the proposed sale prices (see our letter to you dated May 14, 2004, attached as Exhibit 2 to the Schedule 13D of Ravenswood and the other parties thereto with respect to the Company filed with the Commission on January 27, 2004).

4.     In the event that the Company determines that it requires additional liquidity, we would be happy to discuss our purchase of some or all of the Company's assets as well as the possibility of purchasing stock from or lending cash to the Company.

Please contact Robert E. Robotti at (212) 986-4800 or Matthew J. Day, Esq. at (212) 673-0484 to discuss Ravenswood's proposal and how we can move forward on it as soon as possible

Schedule 13D
CUSIP No. 09141T 10 7	Page 3 of 4 Pages

Very truly yours,

The Ravenswood Investment Company, L.P.
By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: Managing Member of Ravenswood
Management Company, L.L.C., which
serves as the General Partner of The
Ravenswood Investment Company, L.P.

cc: A. Thomas Tenenbaum, Esq. (via fax 720-529-9003 and UPS Next Day Air) Tenenbaum & Kreye LLP
Paul Fischer, Esq. (via fax 202-942-9635 and U.S. Mail) Securities and Exchange Commission, Division of Corporation Finance

Schedule 13D
CUSIP No. 09141T 10 7	Page 4 of 4 Pages

ANNEX A

Tenenbaum & Kreye LLP Attorneys at Law Plaza Tower One, Suite 2025 6400 S. Fiddler's Green Circle Englewood, Colorado 80111 Ph: 720.529.0900 Fx: 720.529.9003
June 3, 2004

Robert E. Robotti
The Ravenswood Investment Company, L.P.
52 Vanderbilt Avenue
New York, New York 10017-3808

Re: Bishop Capital Corporation

Dear Mr. Robotti

        This firm is counsel to Bishop Capital Corporation.  We are responding to your January 27 and May 14, 2004 letters regarding: 1) a proposed offer to purchase all issued and outstanding shares of the Company; and 2) the Company's valuation of fractional shares.  Please be advised that:

         1.     The Company does not have the ability to satisfy the proposed offer requirement for the purchase and sale of all issued and outstanding shares.  For this, among other reasons, the Company cannot accept the proposed offer and did not give it further consideration.

         2.    Disclosure of the proposed offer is not required by applicable rules and regulations of the United States Securities and Exchange Commission.

         3.    The valuation basis of the fractional share price is fully described in the Preliminary Proxy Statement dated April 16, 2004 at pp. 11-14.  The proposed offer price for all issued and outstanding shares was not a factor.

         4.    The considerations regarding non-independent board determination of value and procedural fairness are described in the Proxy Statement at pp. 14-15.

Very truly yours,

/s/ A. Thomas Tenenbaum

A. Thomas Tenenbaum
For the Firm
cc: Robert E. Thrailkill, Chairman Bishop Capital Corporation